UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HAWAIIAN TELCOM HOLDCO, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

420031106
 (CUSIP Number)

April 17, 2012
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 14 Pages
Exhibit Index: Page 12

Page 2 of 14 Pages

1.	Names of Reporting Persons. BDCM OPPORTUNITY FUND III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	677,277
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	677,277
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,277
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person PN

Page 3 of 14 Pages

1.	Names of Reporting Persons. BDCM OPPORTUNITY FUND III GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	677,277
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	677,277
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,277
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person OO, HC

Page 4 of 14 Pages

1.	Names of Reporting Persons. BDCM OPPORTUNITY FUND III ADVISER, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	677,277
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	677,277
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,277
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person IA, OO

Page 5 of 14 Pages

1.	Names of Reporting Persons. BDC FINANCE, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	161,725
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	161,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,725
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.6%
12.	Type of Reporting Person OO

Page 6 of 14 Pages

1.	Names of Reporting Persons. BDCM FUND ADVISER, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	161,725
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	161,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,725
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.6%
12.	Type of Reporting Person IA, OO

Page 7 of 14 Pages

Item 1(a).	Name of Issuer

Hawaiian Telcom Holdco, Inc. (the “Issuer” or the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 1177 Bishop Street, Honolulu, HI 96813.

Item 2(a).	Name of Person Filing

This statement is filed by BDCM Opportunity Fund III, L.P., a Delaware limited partnership (“Fund III”), BDCM Opportunity Fund III GP, L.L.C., a Delaware limited liability company (the “Fund III GP”), BDCM Opportunity Fund III Adviser, L.L.C., a Delaware limited liability company (the “Fund III Manager”), BDC Finance, L.L.C., a Cayman Islands exempted company incorporated with limited liability (“BDC Finance”) and BDCM Fund Adviser, L.L.C., a Delaware limited liability company (the “BDC Finance Manager”). Fund III, the Fund III GP, the Fund III Manager, BDC Finance and the BDC Finance Manager are each referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Fund III and BDC Finance are investment vehicles formed for the purpose of, among other things, investing and trading in securities and other financial instruments, and directly hold 677,277 and 161,725, respectively, of the shares of the Company’s Common Stock reported herein (collectively, the “Shares”). The sole general partner of Fund III is the Fund III GP, and Fund III is managed by the Fund III Manager. BDC Finance is managed by the BDC Finance Manager. The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A to this statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is One Sound Shore Drive, Suite 200, Greenwich, CT 06830.

Item 2(c).	Citizenship:

Fund III, the Fund III GP, the Fund III Manager and the BDC Finance Manager are each organized under the laws of the State of Delaware.  BDC Finance is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

420031106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Page 8 of 14 Pages

Item 4.	Ownership:

All ownership information reported in this Item 4 is as of April 26, 2012.

FUND III, FUND III GP AND FUND III MANAGER

Item 4(a)	Amount Beneficially Owned:

677,277 Shares

Item 4(b)	Percent of Class:

6.6% (based upon 10,243,586 Shares outstanding, which is the total number of Shares outstanding as of March 14, 2012 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2012).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	677,277
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	677,277

BDC FINANCE AND BDC FINANCE MANAGER

Item 4(a)	Amount Beneficially Owned:

161,725 Shares

Item 4(b)	Percent of Class:

1.6% (based upon 10,243,586 Shares outstanding, which is the total number of Shares outstanding as of March 14, 2012 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2012).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	161,725
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	161,725

Page 9 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2012

BDCM OPPORTUNITY FUND III, L.P. By: BDCM Opportunity Fund III GP, L.L.C., its General Partner

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

BDCM OPPORTUNITY FUND III GP, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

BDCM OPPORTUNITY FUND III ADVISER, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

Page 11 of 14 Pages

BDC FINANCE, L.L.C By: BDCM Fund Adviser, L.L.C., its Manager

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

BDCM FUND ADVISER, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

Page 12 of 14 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	13

Page 13 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Hawaiian Telcom Holdco, Inc. dated as of April 27, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

April 27, 2012

BDCM OPPORTUNITY FUND III, L.P. By: BDCM Opportunity Fund III GP, L.L.C., its General Partner

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

BDCM OPPORTUNITY FUND III GP, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

BDCM OPPORTUNITY FUND III ADVISER, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

Page 14 of 14 Pages

BDC FINANCE, L.L.C By: BDCM Fund Adviser, L.L.C., its Manager

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

BDCM FUND ADVISER, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal